UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35270

TUDOU HOLDINGS LIMITED

Building No. 6, X2 Creative Park, 1238 Xietu Road, Xuhui District

Shanghai 200032, People’s Republic of China

(86-21) 5170-2355

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TUDOU HOLDINGS LIMITED

By:	/s/ Gary Wei Wang
Name:	Gary Wei Wang
Title:	Chief Executive Officer

Date: November 28, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

Tudou Announces Exclusive License Agreement with TV

Tokyo to Simulcast Japanese Anime

(November 28, 2011 – Shanghai, China) Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou” or the “Company”), a leading online video company in China, announced today that it has entered into a program license agreement (the “Agreement”) for the exclusive license of Japanese anime produced by TV Tokyo Corporation and TY Tokyo Medianet, Inc. (collectively, “TV Tokyo”).

Under the Agreement, Tudou has the rights to initially simulcast over 60 Japanese anime series in Mainland China, marking the first time that Japanese anime will be simulcast through an online video website in Mainland China. Beginning in December 2011, Tudou’s animation channel will rebroadcast a number of popular Japanese anime, such as Naruto, Bleach and Gintama, one hour after they air in Japan. Tudou will provide Chinese subtitles while retaining the original soundtrack, ensuring the original essence of the animation shows. The Agreement has an initial term of two years, and TV Tokyo has the option to renew the Agreement for an additional two years.

Evelyn Wang, Chief Operating Officer of Tudou, stated, “Tudou’s exclusive license agreement and alliance with TV Tokyo allows China’s millions of Japanese anime enthusiasts to watch popular anime content, nearly in real time with their Japanese counterparts. In addition to premium licensed movies and TV series, animation has become a popular area for licensed content. We expect that our partnership with leading Japanese animation producers and distributors will provide Tudou with a sustainable source of high-quality animation content, strengthening Tudou’s leading position in the animation market in China.”

Shimada Masayuki, President of TV Tokyo commented, “This unprecedented, large-scale cooperation with China’s leading online video company, Tudou, takes a groundbreaking approach to meeting the needs of the Chinese audience and providing an online video platform in China with high-quality Japanese anime content.”

Tudou’s animation channel combines a large number of Chinese and foreign animation series targeting China’s large demographic of 14-30 year-old online animation enthusiasts. Tudou’s cartoon channel broadcasts over 1,000 animation series, providing thousands of daily uploads and generating more than 10 million views per day.

TV Tokyo is a leading Japanese TV broadcaster specializing in anime production. TV Tokyo’s productions include global hits such as Pokemon, E.V.A., Hamtaro and Naruto. These hits were tremendously influential in the development of the Japanese anime industry, which has become famous worldwide.

About Tudou.com:

Tudou.com is a leading online video company in China, where users can upload, view and share videos. The Company’s comprehensive video content library includes user generated videos, premium licensed content and made-for-Internet, in-house produced original series. The Company is also a key supporter of aspiring artists through various initiatives including Warehouse No. 6, its independent talent incubator; “Orange Box,” its in-house production program; and its annual Tudou Video Festival. Tudou’s vision is to build an online community of video enthusiasts where people can find what they want to watch, share what they create and connect with like-minded people.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4884

IR@tudou.com

SOURCE: Tudou

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terms such as “may”, “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims”, “estimates,” “confident,” “likely to” and similar statements. Among other things, the Company’s strategic and operational plans and the description of the Agreement above contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies, initiatives and plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s services under development or planning; the Company’s ability to attract users and advertisers and enhance its brand recognition; the success of the Company’s cooperation agreement and other agreements with Disney and other entities, including the Agreement described above; and the ability of the online video and advertising industry in China to grow at rates projected by market data, or at all. Any of the foregoing risks may materially adversely affect the Company’s business and the market price of its ADSs. In addition, the rapidly changing nature of the online video and advertising industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 filed with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

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